Exhibit 99.1

Eco Wave Power’s Wave Energy Project Named on TIME’s List of the Best Inventions of 2025

LOS ANGELES, CA – October 14, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”) is proud to announce that its wave energy pilot project at AltaSea in the Port of Los Angeles has been named to TIME’s 2025 Best Inventions list, which recognized 300 innovations worldwide that are “changing the way we live, work, and think.”

Eco Wave Power’s inclusion was based on TIME’s rigorous evaluation process, which considered originality, efficacy, ambition, and impact. TIME solicited nominations from editors and correspondents globally and through an online application process, with particular attention to innovations that address climate change, sustainability, and renewable energy.

“We are deeply honored that TIME has recognized Eco Wave Power as one of the world’s Best Inventions of 2025,” said Inna Braverman, Founder and CEO of Eco Wave Power. “This accolade validates the significance of wave energy and highlights the potential for sustainable, predictable electricity from our oceans.”

The Los Angeles pilot project—the first onshore wave energy installation in the United States—is a real-conditions demonstration, developed in collaboration with Shell Marine Renewable Energy (Shell MRE), and hosted by AltsSea in Port of Los Angeles. The project demonstrates the process of harnessing wave energy through Eco Wave Power’s patented floaters attached to existing marine infrastructure such as piers and breakwaters. The system is environmentally friendly, cost-efficient, and designed for rapid scalability, serving as a proof-of-concept for future grid-connected deployment.

“Being selected by TIME is a major milestone not just for Eco Wave Power, but for wave energy as a whole,” Braverman added. “Our pilot demonstrates that wave energy is ready for broader deployment, offering sustainable, predictable electricity while helping tackle climate change.”

Eco Wave Power has already successfully developed Israel’s first grid-connected wave energy station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. The Los Angeles pilot complements the Company’s global expansion, which includes upcoming projects in Portugal, Taiwan, and India, contributing to a growing project pipeline of 404.7 MW.

See the full list of TIME’s Best Inventions of 2025 here: time.com/collections/best-inventions-2025/

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (Nasdaq: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy (Shell MRE).

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that the Company’s floaters system serves as a proof-of-concept for future grid-connected deployment and the expectation that the Company is expanding rapidly worldwide with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.